Exhibit 99.2

NICE Actimize Recognized as 2017 Financial Crime Category Leader by
Risk Magazine's Technology Rankings

Judging covered risk management, pricing & analytics, trading systems and specialist categories

Hoboken, N.J., February 2, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business and the industry's largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, was named the 2017 Financial Crime technology category leader by Risk Magazine in its annual Technology Rankings. Risk Magazine, a leading financial risk management journal, is part of the IncisiveMedia Group which includes market-leading brands such as Risk.net, Chartis Research and Waters Technology magazine.

This year's awards consisted of 29 categories, addressing excellence across five risk technology categories specifically focused on risk management, pricing and analytics, trading systems and additional specialist categories. The final decisions on the category leaders, made by Risk's editors and journalists, weighed a number of factors, including risk management, innovation, quality of service and engagement with regulatory issues.

"We are pleased that the Risk Magazine editorial team once again recognizes our leadership and innovation in financial crime risk management," said Joe Friscia, President, NICE Actimize. "We are extremely proud of our position as a market leader that stems from our continuous product innovation and a steadfast commitment to our customers. This is what makes this recognition so special."

According to a survey that accompanied this year's Risk technology rankings, 60 per cent of the 608 financial institutions that responded said they planned to increase their technology spending in 2017, with almost 23 per cent of those respondents anticipating a spending increase of a fifth or more. Obsolete systems, support for growth plans and regulatory compliance are the main drivers of their increased spending.

To read Risk Magazine's profile of NICE Actimize, please click here.

About RISK Magazine
Risk.net, incorporating Risk magazine, is the online information resource for senior financial services executives. The site delivers exclusive news published every business day, and provides access to the online editions of seven market-leading financial risk management publications (Asia Risk, Energy Risk, Life & Pension Risk, Operational Risk & Regulation, Risk and Structured Products). With a history spanning nearly 30 years, Risk has access to the most senior figures in the market, and gets to the heart of risk management, regulation and derivatives stories first.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1 551 256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.